

Mail Stop 3561

December 3, 2009

Mr. Thomas J. Lynch
Chairman and Chief Executive Officer
Frederick's of Hollywood Group Inc.
1115 Broadway
New York, NY 10010

> **Re:** **Frederick's of Hollywood Group Inc.**
> **Form 10-K for Fiscal Year Ended July 25, 2009**
> **Filed October 23, 2009**
> **File No. 001-05893**

Dear Mr. Lynch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 25, 2009

Item 8. Financial Statements and Supplementary Data, page 36

Notes to Consolidated Financial Statements, page 44

2. Summary of Significant Accounting Policies, page 46

Fair Value of Financial Instruments, page 48

1.   We note your disclosure that it is not practicable to estimate the fair value of long-term debt and preferred stock owed to a principal shareholder as a result of the related-party nature. Please further explain to us why you believe that it is not

practicable to estimate the fair values for these related party financial instruments. Refer to paragraph 15 of SFAS 107.

9. Long-Term Debt – Related Party, page 59

2.   We note your disclosure that the Tranche C loan contains certain restrictive financial covenants, including, *among others*, limitations on capital expenditures and financial covenants as contained in the Old Facility, is secured by substantially all of the Company's assets and is second in priority to the revolving line of credit lender. Please tell us all of the restrictive covenants (e.g. restrictions on dividends, additional indebtedness, redemptions or repurchases of outstanding equity, sale of assets, any other uses of cash, obligations to maintain minimum working capital, or mandatory repayments of a percentage of excess cash flow) that you are subject to on your long-term debt. In future filings, disclose all of the restrictive covenants, and state whether you were in compliance with them. Provide us with the text of your proposed disclosure to be included in future filings.

12. Shared-Based Compensation, page 61

Stock Options, page 61

3.   We note the 574,260 stock options cancelled during the fiscal year ended July 25, 2009. Please tell us if these cancellations were accompanied by the concurrent grant(s) of (or offer to grant) replacement award(s) or other valuable consideration (i.e. modification), or cancellations without the concurrent grant(s) of replacement award(s) (i.e. repurchase for no consideration). Refer to paragraphs 55-57 of SFAS 123R. Also tell us the total resulting incremental compensation cost or any previously unrecognized compensation costs recognized at the cancellation date, if any, and how you considered the minimum disclosure requirements of paragraph A240(g)(2) of SFAS 123R, as applicable, for any material incremental compensation costs resulting from modifications.

4.   We note that prior to the Merger, FOH Holdings accounted for its stock options based on a value calculated using the historical volatility of comparable companies that were publicly listed instead of the expected volatility of FOH Holdings stock price. Please tell us how you now determine the expected volatility of stock options subsequent to the Merger, and provide a description of the method used to estimate expected volatility in future filings pursuant to paragraph A240(e)(2)(b) of SFAS 123R. Provide us with the text of your proposed disclosure to be included in future filings.

Restricted Shares and Share Grants, page 63

5.   We note on page 18 that an aggregate of 223,604 shares of common stock have been issued to non-employee directors under the 2000 Performance Equity Plan, as

Mr. Lynch
Frederick's of Hollywood Group Inc.
December 3, 2009
Page 3

of July 25, 2009. In future filings, please provide the minimum disclosure requirements of paragraph A240 of SFAS 123R for the shares of common stock issued to non-employee directors for each year in which an income statement is provided, as applicable, or tell us where you have disclosed this information in your footnote. Refer to the illustration of disclosures in paragraph A241 for additional guidance. Provide us with the text of your proposed disclosure to be included in future filings.

15. Net Loss Per Shares, page 65

6.   We note your disclosure that there were 27,000 and 239,000 potentially dilutive shares that were not included in the computation of diluted net loss per share for the years ended July 25, 2009 and July 26, 2008, respectively, since their effect would be anti-dilutive. Please explain to us what instruments comprise the 27,000 and 239,000 potentially dilutive shares. Also tell us how you considered the potential dilutive effect of all outstanding warrants, share-based payment arrangements, and convertible preferred stock in determining the number of potentially dilutive shares that were not included in the computation of diluted net loss per share pursuant to SFAS 128.

Exhibits

7.   We note that the Amended and Restated Financing Agreement dated January 28, 2008, does not appear to include all of the schedules and exhibits to the agreement. We also note that you filed Amendment No. 3 to the Term Loan Agreement dated January 28, 2008, but you do not appear to have included the schedules to Amendment 3 or filed the initial Term Loan Agreement and subsequent amendments, which appear to be material to understanding this debt agreement. Please file these agreements in their entirety and with all attachments as required by Item 601(b)(10) of Regulation S-K, or advise.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Pamela Howell at (202) 551-3357 with any other questions.

        Sincerely,

        John Reynolds
        Assistant Director